

Mail 4720

September 9, 2015

Via E-mail
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive, Suite 501
Morgantown, West Virginia 26505

> **Re: Protea Biosciences Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 1, 2015**
> **File No. 000-51474**

Dear Mr. Turner:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. Please revise your proxy statement to include the information required by Note A of Schedule 14A with respect to the vivoPharm acquisition or provide us with your analysis as to why such information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director